UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Date of Report: May 31, 2024

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NATURAL GAS SERVICES GROUP, INC.
(Exact name of registrant as specified in its charter)
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Colorado	1-31398	75-2811855
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

404 Veterans Park Lane, Suite 300, Midland, Texas 79705	(432) 262 -2700
(Address of principal executive offices and zip code)	Registrant’s telephone number, including area code

Justin C. Jacobs
Chief Executive Officer
(432) 262-2700

(Name and telephone number, including area code, of the person to contact in connection with this report.)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17CFR240.13p-1) for the reporting period from : January 1, 2023 to December 31, 2023.

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report

Natural Gas Services Group, Inc. rents and sells compressors used in the oil and natural gas industry. We are in the process of conducting an analysis of our supply chain to determine whether any “conflict minerals” i.e., tin, tungsten tantalum and/or gold may be contained in the components manufactured by third parties and used in our fabrication (assembly) of our compressor products and whether any such conflict minerals were derived from the Democratic Republic of the Congo or adjoining countries. In addition, most of our fabrication is performed by an unaffiliated third-party fabricator. Thus, we are reliant on receipt of reports and information from these third parties in connection with this report. Upon completion of our due diligence, we intend to complete the report to the extent necessary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATURAL GAS SERVICES GROUP, INC.

Date:	May 31, 2024	By:	/s/ John Bittner

John Bittner
Interim Chief Financial Officer